January 16, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Vanessa Robertson
Division of Corporation Finance

Re:    Assertio Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the quarterly period ended September 30, 2018
Filed November 9, 2018
File No. 001-13111

Dear Ms. Robertson:

Set forth below are the responses of Assertio Therapeutics, Inc. (the “Company”) to the questions and comments contained in the letter, dated December 18, 2018 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017 (the “2017 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2018 (the “3Q2018 Form 10-Q”). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

Form 10-Q for the quarterly period ended September 30, 2018

Financial Statements
Note 4. Revenue
Commercialization Agreement with Collegium, page 17

1.
Regarding the January 2018 Collegium agreement, for which you determined the total transaction price to be $553 million, please provide us your analysis of the accounting for the agreement which explains why you did not recognize any portion of the consideration for the license upon transfer of the license at inception of the agreement.  Address:

•	If you concluded the license was distinct from the other obligations and why or why not,

•	If you concluded the license was a right to use license or a right to access license and why,

•	The standalone selling prices determined for each performance obligation and how you determined such,

•	Why you did not recognize the guaranteed minimum royalty payments as fixed consideration upon transfer of the license at inception of the agreement, and

•	Why you combined the license with the services to arrange for supplies.

Response

Background

In January 2018, the Company consummated the transactions contemplated by the Commercialization Agreement, dated as of December 4, 2017, by and among the Company, Collegium Pharmaceutical, Inc., a Virginia corporation (“Collegium”), and Collegium NF, LLC, a Delaware limited liability company and wholly owned subsidiary of Collegium

(“Newco”) (the “Collegium Agreement”). Pursuant to the Collegium Agreement, the Company granted Collegium the exclusive right to commercialize NUCYNTA® Extended Release and NUCYNTA® Immediate Release (collectively, “NUCYNTA”). Pursuant to the Collegium Agreement, Collegium assumed all commercialization responsibilities for the NUCYNTA franchise effective January 9, 2018, including sales and marketing.

Pursuant to the Collegium Agreement, the Company retained ownership of the NUCYNTA regulatory approvals (New Drug Applications) and responsibility for facilitation of the NUCYNTA product supply. The Company also retained certain promotion rights which may be exercised upon providing six months’ notice to Collegium.

During the term of the Collegium Agreement, the Company will receive royalties on all NUCYNTA revenues based on achievement of certain net sales thresholds. The Collegium Agreement originally provided that the Company was guaranteed a minimum royalty of $135 million per year through December 31, 2021, plus additional royalty amounts based on annual net sales of NUCYNTA above $233 million. As further described below, the parties later amended the terms of such royalty payments in November 2018.

Accounting Analysis

The Commission has requested that the Company explain why it did not recognize any portion of the consideration for the license upon transfer of the license at inception of the Collegium Agreement. The Company respectfully advises the Staff that it did not recognize any portion of such consideration for the license upon transfer of the license at inception of the Collegium Agreement because the Company considered the license to be combined with facilitation services as a bundled performance obligation. As a result, the pattern of revenue recognition was aligned with the delivery of the bundled performance obligation and, therefore, recognized over time. Support for this conclusion is set forth following the corresponding bullet points below.

•	If you concluded the license was distinct from the other obligations and why or why not,

Pursuant to the Collegium Agreement, Assertio granted to Collegium an exclusive licensed right to commercialize NUCYNTA (i.e. promote, distribute and sell, including all activities incident thereto and contemplated under the Collegium Agreement) over the license period (the “License”), subject to the Company’s retained rights. The Company also agreed to provide services to Collegium, including to arrange for the supply of NUCYNTA products by the Company’s existing contract manufacturing organizations (“CMOs”) (the “Facilitation Services”). In connection therewith, Collegium received the right to use the manufacturing services offered by the Company’s CMOs at its discretion. The Company agreed to facilitate or arrange for supply from the Company’s CMOs based on purchase orders received from Collegium. As and when Collegium chooses to order NUCYNTA product, the Company is obliged to arrange for the manufacture of such product by its CMOs.
Among the factors that affected the Company’s accounting analysis was that the Collegium Agreement does not grant to Collegium a license to manufacture NUCYNTA. The Company (i) exclusively controls the intellectual property underlying the NUCYNTA products for the United States market, (ii) retains responsibility for facilitating NUCYNTA product supply through its CMOs, and (iii) exclusively maintains all CMO contractual relationships.  As a result, Collegium’s right to commercialize NUCYNTA is inherently dependent upon the Facilitation Services.  An additional factor that affected the Company’s accounting analysis was the consideration of the regulations applicable to NUCYNTA. Tapentadol, the active pharmaceutical ingredient in NUCYNTA, is classified by the United States Drug Enforcement Agency (“DEA”) as a Schedule II controlled substance, and is subject to numerous restrictions as to its manufacture and distribution. Only the CMOs are registered with the DEA and authorized to manufacture product containing tapentadol.  Because (i) Collegium is contractually required to use the Facilitation Services to arrange for product supply and (ii) tapentadol is a Schedule II controlled substance for which manufacturing arrangements are not easily transferred or bypassed, there is strong interdependency between the License and the Facilitation Services.
In light of the foregoing, it was, and continues to be, necessary for the Company to provide the Facilitation Services to facilitate or arrange for product supply from the CMOs based on purchase orders received from Collegium (akin to re-invoicing services). These Facilitation Services are administrative in nature but necessary for the commercialization right to have utility to Collegium.
Given these factors, the Company concluded that the License and the Facilitation Services are not distinct from one another. ASC 606-10-25-19 indicates that in order for a good or service to be distinct, it must be both capable of being distinct and distinct within the context of the contract. Further, ASC 606-10-25-21 discusses the factors that an entity should consider when determining whether goods or services are distinct within the context of the contract, including whether the goods and services are highly interdependent or highly interrelated. Because of the regulatory restrictions described above, the Company concluded that there was a two-way interdependency between the License and Facilitation Services. That is, in order for Collegium to derive its intended benefit from the License in the contract (i.e., the ability to commercialize NUCYNTA), the

Company must provide the ongoing Facilitation Services, and the ongoing Facilitation Services are only beneficial because Collegium holds the License for NUCYNTA. Collegium’s ability to derive the intended benefit from the contract significantly depends on the Company transferring both the License and all Facilitation Services, such that those promises are not separately identifiable in the context of the contract. The Company concluded that the License and Facilitation Services are so highly interrelated or interdependent that Collegium could not have contracted for one promise without the other because the promises significantly affect each other and the benefit to Collegium is the utility derived from the License and Facilitation Services in combination, not from the promises on an individual basis.

In response to the Staff’s comment, the Company acknowledges that its prior disclosure did not include a clear conclusion regarding whether or not the Company determined that the License was distinct from the Facilitation Services. In response to the Staff’s comment, the Company will disclose in future filings the Company’s conclusion that the License and the Facilitation Services are not distinct from one another and the reasons therefore, as well as revised disclosure to reflect the amendment more fully described below.
•If you concluded the license was a right to use license or a right to access license and why,

Because of Collegium’s dependence upon the Facilitation Services and the conclusion that the License and the Facilitation Services are not distinct, the conclusion regarding whether the License was functional or symbolic has no effect on the ultimate pattern of revenue recognition. That is, the consideration allocated to the combined performance obligation is recognized over the period that such performance obligation is satisfied, or the Facilitation Services period.
The Company’s initial view was that the regulatory restrictions made the License similar to a symbolic license because Collegium cannot manufacture the product without the Company’s continued support of the intellectual property (via the Facilitation Services). The Company initially took the position that this ongoing support significantly affected the utility of the intellectual property licensed by Collegium because, without this support, Collegium would not be able to obtain value from the License. Further, the License is predominantly for the commercialization of an FDA-approved product and, therefore, similar to the license of a brand. However, after further consideration following a change in the Company’s management in 2018, amendments to the Collegium Agreement and the Company’s continued experience executing this transaction, the Company now believes that the License is a functional license. This revised conclusion is based upon the Company’s recognition that symbolic licenses of intellectual property are uncommon in similar arrangements within the industry. Furthermore, despite the nuances of the Collegium Agreement, the Company does not believe that the criteria in paragraph 606-10-55-60 are met as the activities necessary to maintain the Collegium Agreement do not impact the intellectual property or change the functionality of the intellectual property. Moreover, the functionality of the intellectual property is not expected to change over time. While the Company acknowledges that its evolution in thought process has led to a different accounting conclusion as it pertains to the classification of the License, the Company respectfully reminds the Staff that this change is a distinction without a difference in revenue recognition patterns. The revenue recognition pattern for consideration allocated to the combined unit of account is the same (over the period of the Facilitation Services) regardless of whether the License is functional or symbolic.

•	The standalone selling prices determined for each performance obligation and how you determined such,
The Company’s identified promised goods and services under the Collegium Agreement are as follows:

1.	License to commercialize the NUCYNTA products, which is bundled with the Facilitation Services discussed below.

2.	Facilitation Services of arranging for the supply of NUCYNTA products using the Company’s existing contract manufacturing contracts with third parties, which is bundled with the License; and

3.	Transfer of control of all NUCYNTA finished goods held at closing of the transaction with Collegium (the “Inventory Transfer”) which is distinct.

All other promised goods or services were either considered to be immaterial in the context of the contract or considered to be administrative.
With respect to the Inventory Transfer, the standalone selling price (“SSP”) equaled the price for which Assertio sold the inventory prior to the Collegium Agreement (i.e., based on observable prices). The Company utilized the adjusted market assessment approach (undiscounted future cash flows) to determine the standalone selling price. The determined SSP was $63.7 million.

With respect to the License and the Facilitation Services, the Company determined the SSP based on the expected future cash flows to be generated as a result of the future sales-based royalties. These two elements were then combined for a total SSP of $569.4 million for purposes of the allocation of the total transaction price.

•	Why you did not recognize the guaranteed minimum royalty payments as fixed consideration upon transfer of the license at inception of the agreement, and

As indicated above, the Company concluded the License could not be considered distinct from the Facilitation Services. As a result, the Company concluded the revenue recognition pattern for any consideration allocated to this combined performance obligation needed to reflect the Company’s performance for the overall performance obligation, which is satisfied over time. To clarify, the Company did consider the guaranteed minimum royalty payments as fixed consideration and as a part of the total transaction price. However, the amounts allocated to the combined performance obligation were not eligible for immediate recognition and instead recognized over the performance period.

•	Why you combined the license with the services to arrange for supplies.
As explained above, the License and the Facilitation Services were determined to not be distinct from one another.

Amendment to Collegium Agreement

On November 8, 2018, the Company, Collegium and Newco amended the terms of the Collegium Agreement (the “Collegium Amendment”). As noted above, under the terms of the original Collegium Agreement, the Company was guaranteed a fixed, minimum, annual royalty payment through December 31, 2021, plus additional, variable royalty amounts based on annual net sales of NUCYNTA above $233 million. Pursuant to the terms of the Collegium Amendment, among other terms, the Company is no longer guaranteed a fixed, minimum, annual royalty payment. Instead, beginning January 1, 2019, the Company will receive variable, annual royalty payments on all NUCYNTA revenues based on achievement of certain net sales thresholds.

The Company respectfully advises the Staff that the Collegium Amendment was effective on November 8, 2018 for accounting purposes. Therefore, the terms of the Collegium Amendment will impact the Company’s revenue recognized and related contract asset and liability as of December 31, 2018 and for the year then ended.

* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its 2017 Form 10-K and its 3Q2018 Form 10-Q, notwithstanding any review, comments, action or absence of action by the Commission staff.

Kindly direct any questions you may have to the undersigned at (224) 441-6869. Any additional comments may be sent to the undersigned via email (dpeisert@assertiotx.com), with a copy to Erin R. McQuade via email (emcquade@assertiotx.com).

Very truly yours,

/s/ Daniel A. Peisert

Daniel A. Peisert
Senior Vice President and Chief Financial Officer
Assertio Therapeutics, Inc.

cc:    Lisa Vanjoske
K. Amar Murugan, Assertio Therapeutics, Inc.
Erin R. McQuade, Assertio Therapeutics, Inc.
Brian J. Lane, Gibson, Dunn & Crutcher LLP

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